# Key Markets – New York City

## ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN NEW YORK CITY

In 2019 Dollars, Since Inception*

| | | | | |
|---|---|---|---|---|
| 68<br>Projects | $1.8B<br>HIT Investment Amount | $8M<br>**Building America** NMTC Allocation | $4.4B<br>Total Development Cost | 42,353<br>Housing Units Created or Preserved |
| 24.2M<br>Hours of Union Construction Work | 26,220<br>Jobs Across Industries | $2.2B<br>Total Wages and Benefits | $307.2M<br>State and Local Tax Revenue Generated | $4.7B<br>Total Economic Impact |